EXHIBIT 2.2

AMENDMENT TO

ASSET PURCHASE AND INTELLECTUAL PROPERTY LICENSE AGREEMENT

This AMENDMENT TO ASSET PURCHASE AND INTELLECTUAL PROPERTY LICENSE AGREEMENT (this “Amendment”) is made and entered into as of May 10, 2018 by and among CIG Shanghai Co., Ltd. a company established under the laws of PRC, and MACOM Japan Limited, a company established under the laws of Japan. Capitalized terms used in this Amendment without definition shall have the respective meanings given to them in the Agreement.

RECITALS

A. WHEREAS, the parties and (solely with respect to Sections 2.5 and 12.6 thereof) MACOM Technology Solutions Holdings, Inc., a Delaware corporation, have entered into that certain Asset Purchase and Intellectual Property License Agreement, dated as of April 30, 2018 (the “Agreement”); and

B. WHEREAS, the parties now wish to amend certain provisions of the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1.1 Definitions. The definition of “Buyer” as set forth in the Agreement is hereby amended to mean “CIG Shanghai Co., Ltd., or alternatively a newly-created subsidiary thereof to be established in Japan and designated in writing to Seller by CIG Shanghai Co., Ltd. on or prior to May 31, 2018 (“Substituted Subsidiary”).”

1.2 CIG Guarantee. A new Section 12.19 is hereby added to the Agreement immediately following Section 12.18, and shall read in it entirety as follows:

“12.19 CIG Guarantee. As a material inducement to the Seller Group to enter into this Agreement, CIG Shanghai Co., Ltd. hereby unconditionally guarantees, as a primary obligor and not merely as a surety, any Substituted Subsidiary’s payment obligations under this Agreement as Buyer. CIG Shanghai Co., Ltd. hereby waives any provision of any Law applicable hereto which restricts or in any way limits the rights of any obligee against a guarantor following a default or failure of performance by an obligor with respect to whose obligations the guarantee is provided. The guarantees in this Section 12.19 shall survive the Closing and shall remain in effect for so long as any Substituted Subsidiary as Buyer has any guaranteed obligations hereunder.”

1.3 CIG Payors. The first sentence of Section 3.1(b) is hereby amended to read in its entirety as follows: “Buyer Shall pay (or cause to be paid by its affiliate Cambridge Industries USA, Inc.) the Purchase Price to Seller by wire transfer of immediately available funds in accordance with the wire transfer instructions to be provided to Buyer by Seller subject to the conditions and in accordance with the payment schedule set forth below in (i) through (iv).”

1.4 Entire Agreement. The Agreement, as modified by this Amendment, the exhibits and schedules hereto, Seller Ancillary Agreements and Buyer Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the NDA. The express terms of the Agreement, as modified by this Amendment, control and supersede any course of performance or usage of the trade inconsistent with any of the terms of the Agreement, as modified by this Amendment.

1.5 No Other Changes. Except as otherwise expressly set forth herein, all other terms and conditions of the Agreement shall remain in full force and effect without any amendment or modification.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

BUYER:	SELLER:

CIG SHANGHAI CO., LTD.	MACOM JAPAN LIMITED

By: /s/ Gerald Wong	By: /s/ Robert McMullan
Name: Gerald Wong	Name: Robert McMullan
Title: CEO	Title: Director